UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	20 April 2026 - “Transactions in Own Shares”

99.1

Haleon plc: Aggregated information - transactions in own shares

20 April 2026: Haleon plc (the "Company" or "Haleon") today announces the purchase of 8,740,351 ordinary shares of £0.01 each in the Company (the "Shares") for cancellation under its share buyback programme announced on 12 March 2026.

	London Stock Exchange	CBOE (UK)/BXE	CBOE (UK)/CXE	Aquis
Date of purchase:	13 April 2026
Number of Shares purchased:	671,220	350,594	478,186	-
Highest price paid per Share (p):	363.7000	363.7000	363.6000	-
Lowest price paid per Share (p):	360.4000	360.4000	360.4000	-
Volume weighted average price paid per Share (p):	362.4249	362.2790	362.3746	-
Date of purchase:	14 April 2026
Number of Shares purchased:	1,076,661	624,233	795,919	-
Highest price paid per Share (p):	359.8000	359.7000	359.8000	-
Lowest price paid per Share (p):	356.0000	356.0000	356.0000	-
Volume weighted average price paid per Share (p):	357.3007	357.2680	357.3030	-
Date of purchase:	15 April 2026
Number of Shares purchased:	1,035,952	670,604	788,783	-
Highest price paid per Share (p):	359.0000	359.0000	359.0000	-
Lowest price paid per Share (p):	352.1000	352.1000	352.1000	-
Volume weighted average price paid per Share (p):	354.9721	354.4652	354.8493	-
Date of purchase:	16 April 2026
Number of Shares purchased:	683,227	314,740	500,232	-
Highest price paid per Share (p):	355.1000	354.8000	355.0000	-
Lowest price paid per Share (p):	351.2000	351.2000	351.2000	-
Volume weighted average price paid per Share (p):	353.2067	353.0630	353.1296	-
Date of purchase:	17 April 2026
Number of Shares purchased:	332,308	174,401	243,291	-
Highest price paid per Share (p):	359.0000	359.0000	359.0000	-
Lowest price paid per Share (p):	352.7000	352.7000	352.7000	-
Volume weighted average price paid per Share (p):	355.9556	356.0804	355.9934	-

Following the settlement of the above, the Company's registered share capital is 8,911,083,689 ordinary shares of £0.01 each, of which 12,320,645 are held as treasury shares. Therefore, the number of ordinary shares with voting rights is 8,898,763,044 and this figure may be used by shareholders to determine if they are required to notify their interest, or a change to their interest, in Haleon under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), a full breakdown of the individual trades is available at the link below:

http://www.rns-pdf.londonstockexchange.com/rns/0070B_1-2026-4-17.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

This announcement and individual trade breakdown will also be available on the Company's website at: www.haleon.com/investors.

Enquiries
Investors		Media
Jo Russell	+44 7787 392441	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Victoria Durman	+44 7894 505730
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a consumer company that is solely focused on better everyday health. Our people, our brands, our research, our investment and our innovation are aimed at improving the everyday health of consumers. Our product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Our superior brands - such as Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren - are trusted by more than one billion consumers and are recommended by health professionals around the world.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: April 20, 2026	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary